Exhibit 99.74

99.74 News Release Dated October 29, 2014

INVESTOR RELATIONS CONTACT:
Craig Armitage
(416) 815-0700 ext. 278
carmitage@tmxequicom.com

Toronto Stock Exchange Symbol: DND

CIPHER REPORTS FINANCIAL RESULTS FOR Q3 2014

- Company also announces application to list on NASDAQ -

MISSISSAUGA, Ontario, October 29, 2014 - Cipher Pharmaceuticals Inc. (TSX: DND) today announced its financial and operational results for the three and nine months ended September 30, 2014.

Q3 2014 Highlights

•                  Total revenue of $7.2 million, an increase of 28% compared with $5.6 million in Q3 2013.

•                  EBITDA(1) rose 37% to $5.2 million versus $3.8 million in Q3 2013.

•                  Net income was $8.7 million, or $0.34 per basic share, compared with net income of $3.4 million, or $0.14 per basic share, in Q3 2013. Net income for Q3 2014 included the recognition of a net deferred tax asset of $4.0 million.

•                  Cash balance increased to $47.6 million at quarter end compared to $39.7 million as at June 30, 2014 and $24.2 million as at December 31, 2013.

•                  Revenue from Absorica™ was $4.8 million, up from $4.5 million in Q3 2013.

•                  Completed isotretinoin distribution and supply agreement with Ranbaxy Laboratories Ltd. (“Ranbaxy”) for Brazil, the largest isotretinoin market in Latin America.

“We are pleased with the overall performance of our portfolio in the third quarter as all products showed increased year-over-year sales,” said Shawn O’Brien, President and Chief Executive Officer of Cipher Pharmaceuticals. “Our lead product, Absorica, maintained market share, although the revenue contribution reflected the seasonal slowdown in the isotretinoin market during the third quarter, which has historically been followed by a more robust fourth quarter. We continue to be encouraged by the results from Lipofen and Epuris, and our team is working diligently on the business development front.”

Financial Review

Total revenue for Q3 2014 was $7.2 million, an increase of 28% compared with $5.6 million in Q3 2013, reflecting increased revenue from all the Company’s products. Absorica™ contributed $4.8 million of revenue in Q3 2014 versus $4.5 million in Q3 2013. The Q3 2014 results also benefitted from an increase in revenue from Lipofen, which contributed $1.1 million versus $0.6 million in Q3 2013. Revenue from Epuris® was $0.5 million in Q3 2014, compared with $0.04 million in the prior year. Revenue from the Company’s extended release tramadol product (ConZip®/Durela®) increased to $0.8 million in Q3 2014, compared with $0.5 million in Q3 2013.

Research and Development expense for Q3 2014 was $0.3 million, compared with $0.4 million in Q3 2013. Selling, General and Administrative expense was $2.1 million in the quarter, up from $1.7 million in Q3 2013, primarily as a result of additional business development resources.

EBITDA in Q3 2014 was $5.2 million, an increase of $1.4 million over Q3 2013. Net income was $8.7 million, or $0.34 per basic share, compared with net income of $3.4 million, or $0.14 per basic share, in Q2 2013.  Net income for Q3 2014 included the recognition of a net deferred tax asset of $4.0 million.

The Company’s strong EBITDA performance during Q3 2014 resulted in a $7.9 million increase in cash in the period. As at September 30, 2014, Cipher had cash and cash equivalents of $47.6 million, compared with $24.2 million at year end.

(1)  EBITDA — Non-IFRS Financial Measure: the term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

Product Update

Absorica™/Epuris® (CIP-ISOTRETINOIN)

Absorica™ achieved 19.7%(2) market share by September 2014, based on total isotretinoin prescriptions. In Q3 2014, Ranbaxy Laboratories Inc. launched two new strengths of Absorica™ (25 mg and 35 mg) to provide further flexibility to physicians in the weight-based dosing of isotretinoin. The overall U.S. isotretinoin market also continues to grow, with prescriptions increasing by 7%(3) in the 12-month period ending September 30, 2014 and by 4.2% in Q3 2014 over the comparable period in the prior year.

Epuris® was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. In the 15- month period following launch, Epuris® has achieved market penetration of 13.5%. The Company is optimistic it can continue to increase market share based on expanded formulary coverage and increased adoption by targeted dermatologists.

During the quarter, Cipher completed a distribution and supply agreement with Ranbaxy under which Cipher granted Ranbaxy the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be a flagship product in Ranbaxy’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding CDN$50 million, and the market has been growing solidly.

Lipofen® (CIP-FENOFIBRATE)

During Q2 2014, Cipher and its partner Kowa agreed to preemptively launch an authorized generic version of Lipofen® in advance of the expiration of the product patent in January 2015. Combined performance for the product during Q3 2014 was encouraging and total prescriptions (Lipofen® plus the authorized generic) grew slightly over Q2 2014.

ConZip®/Durela® (CIP-TRAMADOL ER)

Cipher’s extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip®. In Q3 2014, ConZip prescriptions increased by 10% compared to Q3 2013.

In Canada, the product is marketed by Medical Futures under the trade name Durela®. Building on the improved performance during the second half of 2013, sales of Durela in Q3 2014 were 47% higher than Q3 2013 and for the first nine months of 2014, sales were 58% higher than the comparable period in 2013.

Other Products

Cipher has exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Cipher is currently finalizing a regulatory package to submit to Health Canada by the end of 2014.

In addition, Cipher plans to use its established infrastructure in Canada to add products through product development and/or acquisitions. The Company also plans to use its proven clinical development capabilities to license in and develop early and late-stage assets for North America and expand its commercial infrastructure in the U.S. and Canada accordingly.

NASDAQ Listing

Subsequent to quarter end, Cipher filed an application for a NASDAQ listing.

“As we execute our growth strategy, which includes establishing commercial infrastructure in the U.S., we believe it makes sense to have a NASDAQ listing,” added Mr. O’Brien. “We expect the listing will provide access to a broader range of investors and, over time, greater liquidity.”

Notice of Conference Call

Cipher will hold a conference call today, October 29, 2014, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast will be available through http://www.cipherpharma.com. An archived replay of the webcast will be available for 365 days.

(2)  Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.

(3)  Source: IMS Health

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development, which are improved formulations of successful marketed drugs. We acquire products that fulfill high unmet medical needs, manage the required clinical development and regulatory approval process, and market those products either directly or through partners. Our core capabilities include clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved regulatory marketing approval in the U.S. and Canada for all three of our original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Shawn Patrick O’Brien
Investor Relations	Chief Executive Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 325
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	sobrien@cipherpharma.com